UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OpGen, Inc.

 (Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

68373L307
(CUSIP Number)

Oliver Schacht, Ph.D., Max-Eyth-Str.42
71088 Holzgerlingen, Germany
+49 (0)7031 49195-12

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Curetis N.V. in Liquidation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,711,555*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,711,555*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,711,555*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5 of this statement on this Amendment to the Statement of Beneficial Ownership on Schedule 13D.
** Based on percentage as set forth in the Issuer’s Current Report on Form 8-K (No. 001-37367) filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2020.

2

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (the “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Curetis N.V. in Liquidation on April 13, 2020 (the “Schedule 13D”). Except as amended and supplemented by this Amendment No.1, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Between April 17, 2020 and April 21, 2020, the Reporting Person sold 316,653 shares of Common Stock on the open market for a total of $758,217.75.

Item 4.	Purpose of the Transaction.

On April 1, 2020, the Issuer completed its business combination transaction with the Reporting Person pursuant to the implementation agreement dated as of September 4, 2019 (the “Implementation Agreement”), entered into by and among the Issuer, the Reporting Person and Crystal GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a wholly owned subsidiary of the Issuer. In connection with the transaction, Mario Crovetto, Prabhavathi Fernandes, Ph.D., William E. Rhodes, III, and Oliver Schacht, Ph.D. were appointed to the board of directors of the Issuer (the “Board”). Pursuant to the terms of the Implementation Agreement, Oliver Schacht, Ph.D. and Johannes Bacher, who were formerly employed by the Reporting Person, were respectively appointed as Chief Executive Officer and Chief Operating Officer of the Issuer.

Pursuant to the Implementation Agreement, the Reporting Person received 2,028,208 shares of Common Stock in consideration of the sale and transfer of all of its shares in Curetis GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and certain other assets and liabilities of the Reporting Person.

On April 2, 2020, the Reporting Person registered with the Netherlands Chamber of Commerce for dissolution of the legal entity. The Common Stock held by the Reporting Person is expected to be transferred to the shareholders of the Reporting Person upon the dissolution of the Reporting Person, subject to the sale of a portion of such Common Stock as is necessary to satisfy remaining obligations and liabilities of the Reporting Person.

Between April 17, 2020 and April 21, 2020, the Reporting Person sold 316,653 shares of Common Stock on the open market for a total of $758,217.75 to satisfy remaining obligations and liabilities of the Reporting Person. Up to 88,987 additional shares of Common stock may be sold as is necessary to satisfy remaining obligations and liabilities of the Reporting Person.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	– (b) As of April 21, 2020, the Reporting Person had sole voting and dispositive power over 1,711,555 shares of Common Stock, representing 11.65% of the outstanding Common Stock.
(c)
Except as otherwise disclosed in Item 3 and Item 4 of this Amendment No. 1, which is incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days. To the knowledge of the Reporting Person, none of the liquidators and members of the supervisory board of the Reporting Person listed in Annex A to the Schedule 13D effected any transactions in the Common Stock during the past sixty days.

(d)
Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’ securities.

(e)	Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1
Implementation Agreement, dated as of September 4, 2019, by and among Curetis N.V., as Seller, and Crystal GmbH, as Purchaser and OpGen, Inc. (Incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 4, 2019)

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2020

CURETIS N.V. IN LIQUIDATION

By:	/s/ Oliver Schacht
Name: Oliver Schacht
Title: Liquidator

By:	/s/ Johannes Bacher
Name: Johannes Bacher
Title: Liquidator

By:	/s/ Achim Plum
Name: Achim Plum
Title: Liquidator

4